Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 15, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the sale of its API manufacturing business unit in Jeedimetla, Hyderabad.

This is for your information.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Saunak SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	Calvin Printer calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces the sale of its

API manufacturing business unit in Jeedimetla, Hyderabad

Hyderabad, India, October 15, 2018	For Immediate Release

Hyderabad, India, October 15, 2018 — Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced that it has entered into a definitive agreement for the sale of its API manufacturing business unit located in Jeedimetla, Hyderabad, to Therapiva Private Ltd, an emerging generics pharmaceutical company. This divestiture is being done by way of slump sale (as a going concern) and includes all related fixed assets (land and building), current assets, current liabilities, and its employees.

“The divestiture of our API manufacturing business unit is a step towards streamlining our manufacturing operations and optimizing our cost structures,” said Sanjay Sharma, Executive Vice President & Head, Global Manufacturing Operations. “We are confident that we have found in Therapiva, a buyer-partner who fully understands and appreciates the business unit and its people as a powerful strategic asset.”

Therapiva Private Limited is a joint venture between Omnicare Drugs India Private Limited (100% subsidiary of Neopharma LLC, Abu Dhabi) and Laxai Life Sciences Private Ltd.

“This acquisition represents a unique opportunity to further strengthen Therapiva’s position as a premier supplier of APIs. There is a strong cultural fit between our companies and we are excited to welcome the employees of Dr. Reddy’s to accelerate our ambitious growth plans.” said Vamsi Maddipatla, CEO of Therapiva and Laxai Life Sciences.

“We are very excited with this acquisition which will augment Neopharma’s vertical integration advantage and provide us with a high quality manufacturing base in India. This is a key milestone in our acquisition strategy over the next few years to increase Neopharma’s presence in the global generics space" said BR Shetty, Chairman of Neopharma LLC, Abu Dhabi

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

About Therapiva : Therapiva Private Limited (the Company), based out of Hyderabad, is a joint venture between Omnicare Drugs India Private Limited (100% subsidiary of BR Shetty owned Neopharma LLC, Abu Dhabi) and Laxai Life Sciences Private Ltd. Therapiva is an emerging generics pharmaceutical company backed by a strong and innovative R&D facility and a world-class API manufacturing facility. It has a robust product portfolio spread across various therapeutic areas, capable of handling new, complex and hazardous reactions. http://therapiva.net/

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.